Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hess Corporation
Commission File No. 001-01204

October 26, 2023

The following is a posting made by Chevron on its internal Workplace site on October 26, 2023, which includes a transcript of an interview featuring Mike Wirth, Chief Executive Officer of Chevron Corporation (“Chevron”), and John B. Hess, Chief Executive Officer of Hess Corporation, held on October 23, 2023 and made available by Chevron on its internal Workplace site on October 26, 2023. The transcript has been edited by Chevron Corporation. It is generally consistent with the original call transcript.

Interview with Mike Wirth, Chevron CEO, and John Hess, Hess CEO, on “Bloomberg Markets: Americas”

Bloomberg TV

23 October 2023

Transcript:

Alix Steel: We welcome now our Bloomberg TV audience and radio listeners. It is the second major oil deal in just the past few weeks, and this is a big one. Chevron announcing a $53 billion all stock deal to buy Hess. And we're joined now by the two men behind it, Mike Wirth, Chevron Chairman and CEO and John Hess, Hess Corporation CEO. Gentlemen, thank you so much. What a pleasure. No joke. This is the only question I'm getting today. Will the toy trucks from Hess continue to be available at Christmas time?

John Hess, Hess CEO: Yeah. So you know, not to hold you in suspense. Yes, they will.

Alix Steel: Okay.

John Hess, Hess CEO: In fact next year is going to be the 60th anniversary of the Hess Toy truck. We sell them on the internet, and we intend to continue selling them.

Guy Johnson: So I got to ask, I didn't know about these trucks beforehand. Was it part of the deal? Is there some line in the deal about the trucks? Was it part of the negotiation?

John Hess, Hess CEO: Let me put it this way. Mike and I came to a mutually agreeable understanding to continue selling the trucks.

Alix Steel: That's a yes. That is an actual yes from two CEOs. So, Mike, walk us through actually how this deal did come about. We heard earlier that you guys have been talking for a couple of years, and I'm really curious as to why now is the right time to make this happen.

Mike Wirth, Chevron Chairman & CEO: Well, we have been talking for a while. There's a terrific alignment between the two companies, our portfolios, the cultures of the company and the people. And particularly as Hess's development in Guyana has continued to be de-risked and progressed, what was at one point in time, kind of a wider gap in valuation has narrowed, and the stocks of the two companies have traded into a range where it works for both of us. And so now is the time that those circumstances have come together. But for quite some time we've seen the fit and the appeal and been working on this.

Alix Steel: I'm just so curious, John, because on the call, it seemed like some analysts were intimating that, hey, did you get a high enough price?

John Hess, Hess CEO: Sure.

Alix Steel: And also, you're doing things very well in Guyana and I appreciate it's also the Bakken, etc. But we just focus on Guyana. You guys are already crushing it. Like why do you need Chevron?

John Hess, Hess CEO: Yeah. Well it's a great question. I think some context would be important. Okay. Our stock for the last five years was the number one total shareholder return in the industry, whether it's independent or whether it's major oil company. Last year our stock went up 94%. Number two on the S&P. So we've already created a lot of value. At the same time, now that the pricing got in a range that would work both for Chevron and work for Hess, we think we came up with a win win. Hess brings Chevron growth in resource growth in production, growth in cash flow. Chevron brings Hess financial strength in terms of a diversity of world class assets, in terms of sterling balance sheet and in terms of industry leading cash returns. And when you put the two together, you create the premier oil and gas company positioned for the energy transition.

Guy Johnson: Mike, what I'm hearing here is that this is a great fit. Could you do this on your own? Could you build what Hess has built from the ground up? Is it easier to buy than build right now?

Mike Wirth, Chevron Chairman & CEO: Well, look, this is about long term growth and long term value, which is what we're always seeking. Hess has a unique portfolio that actually strengthens our portfolio with some things we're always trying to do. We're always out exploring. We're looking for new finds. Guyana is the biggest discovery in more than a decade in this industry. It's just a unique and compelling asset. And so it would be difficult for us to do on our own. We continue to explore. We'll continue. Everybody in our industry is looking for these things. But this was a great opportunity for us to join a partnership that's done a terrific job in developing this asset. But also the other assets in the Hess portfolio are ones that will be additive for us as well. The Bakken, the deepwater Gulf of Mexico, Southeast Asia. And so it's a very nice fit at a portfolio level, a nice fit at a culture level. And we're going to create more value for shareholders.

Alix Steel: So let's get to the Bakken part two. So how important is the Bakken going to be in your portfolio. Because clearly the rhetoric after this deal was it's all about Guyana, right. Like that's the deepwater. It's amazing. The costs are so low. It's going to be awesome. Where's the Bakken in this? Well, the Bakken.

Mike Wirth, Chevron Chairman & CEO: Well, the Bakken's very important. We've got a big shale business already, right, with positions of the Permian, the DJ basin. We're the largest producer. And Hess has been doing a great job in the Bakken for a long time. That's really where this all began. And so for us, it's about adding another scaled position in shale that is performing very well. We can bring whatever expertise we may have. We're working on technologies to improve recovery and learn from our new colleagues at Hess who are doing things in a basin. When we went into the DJ, we learned some things that we hadn't been doing in the Permian that made us better. I'm certain the same thing will happen here, so it's absolutely an important part of the transaction.

Guy Johnson: John, you talked about the price narrowing. You started off far apart. Bid ask kind of widespread. It came in. What brought it in? What factors allowed you to bring that understanding between the two firms together?

John Hess, Hess CEO: Well, you know, the gap in shareholders recognizing our value we weren't getting credit for this 11 billion barrels of oil equivalent resource that we had in Guyana.

Guy Johnson: So the market narrowed the gap for you?

John Hess, Hess CEO: Yes, exactly. And then it got to the point where it got to the win zone for Mike and the win zone for us. And, you know, you’ve also got to remember this is a stock for stock deal. So some people would say well, geez you're selling it and we're not selling for cash. We're staying invested. Our family is going to be a long term shareholder of Chevron, and we're happy about it. And we think there's going to be a lot of upside to come. In addition to which, our own dividend is going to go from $1.75 a share to $6 a share, and next year it's $6.50 a share. So you're getting the benefit of growth in asset value with growth in cash returns. And that's a magic formula. And I think it'll be the best oil company to own and actually the best oil company to work for.

Alix Steel: I have to say you guys seem to get along quite well. You don't always see that with the oil mergers. How did you guys first start this conversation like years ago? What was that? What was that? Was it like you guys at a CERAweek dinner? Like chatting? What was it like?

Mike Wirth, Chevron Chairman & CEO: It was actually at dinner, but it wasn't at CERAweek. It was at another location. But look, John and I have been friends. We've been great admirers of Hess. I've been a great admirer of John for many, many years. And it was a very natural evolution, I think, cause we're both looking to improve our businesses and create value for our shareholders. We had a nice conversation. As John said, in the beginning, the market wasn't recognizing the potential in the Guyana asset in particular. That's been de-risked. And as we get closer and closer to this cash flow inflection, we really did move into this zone. But it's been a very friendly discussion along the way.

Alix Steel: It seems like it.

Mike Wirth, Chevron Chairman & CEO: And by the way, you haven't mentioned yet, but we look forward to John joining Chevron's board of directors and continuing to exert influence over the strategy of our company. And he's got key relationships with partners and governments around the world that we'll continue to benefit from.

John Hess, Hess CEO: And also, if I can, you know, Mike and I have known each other through the industry for years. I have a lot of respect for him. I think he's the best CEO in the energy industry, one of the best in the United States. So have a lot of respect for him.

Alix Steel: So it wasn't succession things for Hess. It was not a succession.

John Hess, Hess CEO: No, no. We were actually prepared to continue as an independent. That's what our history is. We're celebrating our 90th anniversary as a company this year. We have the best hand in the business, the best growth portfolio in the business, and we're just executing the strategy go forward. But you know, Chevron brings forward that diverse portfolio of assets, strong balance sheet as well as high cash returns. And you put those strengths together with our growth strengths. You really create, I'd say you know, the premier energy company that's out there.

Guy Johnson: Mike, there aren't many assets like Hess out there, but there are a lot of assets out there. And I hate to sort of ask this question on a day when you're doing a massive deal, but are you done yet? Is this an industry that is going to continue to consolidate? We've just seen two really big deals in as many weeks. That can't be by accident.

Mike Wirth, Chevron Chairman & CEO: Well, I can only speak to our deal and this is the right deal for us. We actually did another deal earlier this year. So for us, integrating is very important. When you do a transaction, you actually create value. You need to bring the companies together, the people, you need to continue to operate safely and deliver to your customers. And so our focus for the next several months, if not longer, is really about execution and executing well in the long term. You know, our industry has grown through organic and inorganic activity. Over time, our company has done the same. And I do think, you know, in the future there potentially could be other things, but that's not here now, that's further down the road for sure.

Alix Steel: Do you guys think that oil's going to stay volatile and trade above 100, 150? I'm going to go to John because I feel like maybe you can talk more about what you really think the oil price is going to be now.

John Hess, Hess CEO: Look, you know, in the short term, there's a direct correlation between world oil inventories and price. World inventories are drawing at about a million barrels a day this quarter. As you get to next year, we think demand is going to grow, maybe a million and a half barrels a day, barring a worldwide recession. Hopefully we don't get there. I know there are all kinds of geopolitical events, be it in the Ukraine or be it in the Levant, that are going on right now, tragic events. But taking that factor out, you know, we think the market's going to be tight. And the supply side of the equation is going to have to run fast to keep up with the demand side. Shale is no longer the swing producer, Saudi Arabia and OPEC are they're going to keep the market stabilized. But I think the real issue for the world to understand is that oil and gas are needed for decades. They're key to an affordable, just and secure energy transition. I think the conflict in Ukraine put a shining light on energy security. And at the end of the day, you know, oil and gas are a strategic industry for our country in terms of jobs, 12 million jobs, more than automotive, direct and indirect, in terms of electricity costs 2 to 3 times less than they are in Europe and most of Asia, and ultimately national security. We're energy independent. Europe buys 70% of their oil. China buys 70% of their oil. So we have a real strength. We should be leaning into it for economic prosperity, but also national security.

Guy Johnson: Mike, isn't that the real message from this deal? You could have done a deal in the energy transition space. You didn't. You did this deal. Isn't the message coming from this that the industry is now at a point where it is going to invest in the future, that the energy transition story is of interest, but it's not the only area of interest, that this is an industry that the country, that the world still needs to rely on. You could have done other deals. You did this one. Isn't that the message that comes from this?

Mike Wirth, Chevron Chairman & CEO: Well, I'd put it a little differently, Guy. We have done other deals. Earlier this quarter, we closed on the largest green hydrogen manufacturing and storage facility that will be built in the United States. We're the second largest renewable fuels producer in the US, and we're expanding our production capacity there. So we are doing the other deals. But I think the point that John is making is really important. We need to continue to invest in the energy system that supplies the world today, even as we're investing in one that can integrate into that and help reduce the carbon intensity tomorrow. We believe the future of energy is lower carbon. We believe these new technologies will play a greater role and we continue to invest. So I don't think you should read this as a lack of commitment to the energy transition, but we need to invest in what the world runs on today. This makes us a stronger producer. It takes two great American companies and brings them together, which is good for national security and economic security. And we're committed, both of our companies are committed to a lower carbon energy system.

Alix Steel: Mike, speaking of, are you able to pump more in Venezuela right now? And will you be investing more in Venezuela because of some sanctions relief?

Mike Wirth, Chevron Chairman & CEO: So we have seen production in our ventures in Venezuela increase this year from around 50,000 barrels a day when the year began, to something between 100 and 150 today. And we've been gradually seeing that come up, we've recently seen some further actions by the US to reduce some of the sanctions on Venezuela. This is a slow moving story.

Alix Steel: Is it sustainable though? Like if you increase to 150, can you hold it there?

Mike Wirth, Chevron Chairman & CEO: I think we can. As long as we can operate the way we're operating today and some of these constraints have been taken off of us. But the Venezuelan industry has been under pressure for a variety of reasons for the last couple of decades. And turning that around will take time and it will take investment. So I wouldn't expect this to be something that goes up dramatically. But yes, we've seen some steady improvement and we're looking to try to continue that.

Alix Steel: Gentlemen, thank you so much. We could talk forever, but we'll let you guys go. It's been a very long day. Mike Wirth, Chevron Chairman and CEO. And John Hess, Hess Corporation CEO. Congrats on the merger, guys.

###

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory approvals; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; the receipt of required Chevron Board of Directors’ authorizations to implement capital allocation strategies, including future dividend payments; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A “Risk Factors” of (i) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2022 and (ii) Hess’ Annual Report on Form 10-K for the year ended December 31, 2022, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

CAUTIONARY NOTE TO INVESTORS

This communication uses certain terms relating to resources other than proved reserves, such as unproved reserves or resources. Investors are urged to consider closely the oil and gas disclosures in Hess’ Annual Report on Form 10-K, File No. 1-1204, available from Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036 c/o Corporate Secretary and on its website at www.hess.com. You can also obtain this form from the SEC on the EDGAR system.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. After the registration statement is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

Chevron and Hess and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of Hess is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 6, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.